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                   [LETTERHEAD OF SELECT MEDICAL CORPORATION]


                               November 27, 2001


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Mr. Jeffrey P. Riedler

Via Edgar Transmission

                    Re:  Select Medical Corporation
                         (File No. 333-72728)
                         --------------------

Ladies and Gentlemen:

          Select Medical Corporation (the "Company") hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-1, (Registration Statement No. 333-72728) (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") on November 2, 2001 and amended on November 8, 2001 and November 19, 2001. The Registration Statement was declared effective by the Commission on November 19, 2001. The Registration Statement is being withdrawn because the selling stockholders have decided not to proceed with the offering. None of the Company's securities were sold pursuant to the Registration Statement.

          The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

          Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (717) 975-9981. Please also send a copy to our counsel, Christopher G. Karras of Dechert. His fax number is (215) 994-2222.

          If you have any questions regarding this request for withdrawal, please contact Mr. Karras at (215) 994-2412.


                              Sincerely,


                              SELECT MEDICAL CORPORATION


                              By: /s/ Michael E. Tarvin
                                  --------------------------------------
                                  Michael E. Tarvin, Esq.
                                  Senior Vice President, General Counsel
                                  and Secretary